VBIT DC CORP

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

VBIT DC CORP

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of VBIT DC CORP,

1625 WASHINGTON AVE PHILADELPHIA,

PENNSYLVANIA 19146

I have audited the accompanying financial statements of VBIT DC CORP, which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of VBIT DC CORP as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


Colorado
10/13/2021

VBIT DC CORP

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	100,000	110,000
Due from shareholders		-	625,000
Total current assets		100,000	735,000
Fixed Assets:			
Cryptocurrency mining hardware		738,510	-
Cryptocurrency mining hardware in Transit		2,949,213	-
Less accumulated depreciation		-	-
Total Fixed Assets		3,687,723	-
Non-current assets			
Security deposits		315,095	-
Total non-current assets		315,095	-
Total Assets	$	**4,102,818**	**735,000**
Liabilities & Stockholders' Equity (deficit)			
Current liabilities:			
Accounts Payable	$	3,037,713	-
Accrued interest- Convertible promissory notes		23,852	-
Convertible promissory notes		200,000	-
Total current liabilities		3,261,565	-
Non-current Liabilities:			
Convertible promissory notes		-	100,000
Accrued interest- Convertible promissory notes		-	625
Total non-current liabilities		-	100,625
Total Liabilities:	$	3,261,565	100,625

The accompanying notes are an integral part of these financial statements.

VBIT DC CORP

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Stockholders' equity:		
Common stock, $0.001 par value, 75,000,000 shares authorized, 72,000,000 and 48,500,000 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	72,000	48,500
Additional Paid-in Capital	832,599	586,500
Accumulated Profits (losses)	(625)	-
Net income (loss)	(62,721)	(625)
Total stockholders' equity:	841,253	634,375
Total Liabilities and stockholders' equity	**4,102,818**	**735,000**

The accompanying notes are an integral part of these financial statements.

VBIT DC CORP

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Revenue from mining	$	-	-
Total revenues		-	-
Expenses:			
Interest expenses		23,227	625
Data center services		39,344	-
Bank Charges & Fees		(150)	-
Total Expenses		62,721	625
Income from operations (loss)		(62,721)	(625)
Other Income (Expenses):			
Total Other Income (expenses)		-	-
Net income (loss) for the year	$	**(62,721)**	**(625)**

The accompanying notes are an integral part of these financial statements.

VBIT DC CORP

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Additional paid-in Capital	Accumulated Profits (losses)	Total
Balance at December 31, 2018	-	-	-	-	**-**
Issuance of common stock	48,500,000	48,500	586,500	-	**635,000**
Net income (loss)	-	-	-	(625)	(625)
Balance at December 31, 2019	**48,500,000**	**48,500**	**586,500**	(625)	**634,375**
Issuance of common stock	23,500,000	23,500	246,099	-	**269,599**
Net income (loss)	-	-	-	(62,721)	(62,721)
Balance at December 31, 2020	**72,000,000**	**72,000**	**832,599**	**(63,346)**	**841,253**

The accompanying notes are an integral part of these financial statements.

VBIT DC CORP

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(62,721)	(625)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Interest expense		23,227	625
Changes in:			
Security Deposits		(315,095)	-
Accounts Payable		3,037,713	-
Net cash provided (used) by operating activities		**2,683,124**	**-**
Cash flow From Investing Activities:			
Acquisition of cryptocurrency mining hardware		(3,687,723)	-
Net cash provided (used) by investing activities		**(3,687,723)**	**-**
Cash flow from Financing Activities			
Due from shareholders		625,000	(625,000)
Convertible promissory notes		100,000	100,000
Proceeds from issuance of Common Stock		269,599	635,000
Net cash provided (used) by financing activities		**994,599**	**110,000**
Increase (decrease) in Cash		(10,000)	110,000
Cash, beginning of year		110,000	-
Cash, end of year	$	**100,000**	**110,000**

The accompanying notes are an integral part of these financial statements.

VBIT DC CORP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

VBIT DC CORP ('the Company'), is a Delaware Corporation formed on September 10, 2019. The Company operates in the cryptocurrency mining industry and is a subsidiary of VBIT TECHNOLOGIES CORP which sells bitcoin mining hardware and offers mining equipment hosting. The Company acquired cryptocurrency mining hardware during 2020 and commenced mining operations in 2021.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

Specifically, the cryptocurrency mining industry carries substantial risk due to its inherent volatility and unexpected changes in market sentiment can result in sharp and sudden move in prices. Additionally, cryptocurrencies are mostly unregulated by governments and central banks and are instead, monitored by peer-to-peer internet protocols. Moreover, cryptocurrencies are susceptible to technical glitches, human error and hacking.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Due from shareholders

In 2019, the Company issued Common stock for a total investment of $635,000 (in exchange for 48,500,000 shares of the Company's common stock), of which $625,000 wasn't paid until 2020.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has no revenues as of December 31, 2020, and December 31, 2019.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'. Accounts payable consisted of payments that are due on the cryptocurrency mining hardware which was acquired during 2021.

Convertible promissory notes

The Company issued convertible promissory notes ('the notes') to various shareholders in exchange for $100,000 received by the Company in 2019 and $100,000 received by the Company in 2020. The notes bear interest at 12% per annum and mature 36 months after the first interest

payment or when the Company repays the shareholders the full principal amount. During 2021, the Company repaid the full outstanding balance of these notes.

Security deposits

The Company paid a data service center an amount of $315,095 under a 'Master hosting and Security agreement' to serve as a security deposit to cover the last 3 months of services that are covered by the agreement which ends on October 31, 2023.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Fixed assets consisted of cryptocurrency mining hardware ('the hardware') as of December 31, 2020. The hardware is typically depreciated over a useful life which ranges between 5 to 7 years. No depreciation expense was recorded for 2020 as the related hardware was received at the end of December 2020 and put to use during 2021.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not"

that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is 75 million (75,000,000) shares at a par value of $0.001 per share.

Common Stock (Class A)

As of December 31, 2020, and December 31, 2019, the total number of shares of class A Common Stock issued and outstanding was 29,000,000 and 20,500,000 shares respectively.

Common Stock (Class B)

As of December 31, 2020, and December 31, 2019, the total number of shares of class B Common Stock issued and outstanding was 43,000,000 and 28,000,000 shares, respectively.

Related party transactions

In connection to the issuance of 10,000,000 class B common shares to VBIT TECHNOLOGIES CORP (‘VBIT’) in 2019, the Company has rights to a receivable of $500,000 that is payable on demand by VBIT for qualified business needs.

In connection to the issuance of 15,000,000 class B common shares and 5,850,000 class A shares to VBIT TECHNOLOGIES CORP (‘VBIT’) in 2020, the Company has rights to a receivable of

$7,500,000 that is payable on demand by VBIT for qualified business needs as well as a revolving credit line of $500,000 that is to be terminated on December 31, 2021.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company purchased mining hardware during 2021 for a total value of $6,618,263. All hardware purchases were received as of October 2021 except for orders which pertain to August and September 2021 purchases totaling $2,373,340. Moreover, accounts payable of $3,037,713 which existed as of December 31, 2020, and pertain to hardware purchases, were settled during 2021.

The Company evaluated subsequent events through October 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.